UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.______)*

Goldrich Mining Company

(Name of Issuer)

Common Shares

 (Title of Class of Securities)

381431105

 (Cusip Number)

May 27, 2011

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 381431105
1.	Name of Reporting Person: Regent Pacific Group Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 10,710,472

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 10,710,472

		8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,710,472 consisting of 5,306,427 common shares, 2,702,023 Series H warrants and 2,702,022 Series I warrants.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.

Percent of Class Represented by Amount in Row (9):

13.05%.  Note:  The warrants are not convertible into common shares if, after giving effect to such conversion, the holder would beneficially own common shares of the issuer in excess of 9.99% of the issued and outstanding common shares, within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, as amended.

12.	Type of Reporting Person: CO

CUSIP No. 381431105

Item 1(a).	Name of Issuer:
Goldrich Mining Company

Item 1(b).	Address of Issuer’s Principal Executive Offices:
2607 Southeast Blvd, Suite B211
Spokane, WA 99223

Item 2(a).	Name of Person Filing:
Regent Pacific Group Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence:
Suite 1001, Henley Building, 5 Queen’s Road Central Hong Kong
Item 2(c).	Citizenship:
Cayman Islands

Item 2(d).	Title of Class of Securities:
Common Shares

Item 2(e).	CUSIP Number:
381431105

Item 3.	If this Statement is Filed Pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80-a3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 on cover page
(b)	Percent of class: See Item 11 on cover page

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Items 5-8 on cover page

(ii) Shared power to vote or direct the vote: See Items 5-8 on cover page

(iii) Sole power to dispose or to direct the disposition of: See Items 5-8 on cover page

(iv) Shared power to dispose or to direct the disposition of:
See Items 5-8 on cover page
Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Regent Pacific Group Limited
Date:	July 19, 2011

/s/ Jamie Alexander Gibson

Jamie Alexander Gibson Chief Executive Officer